Exhibit 99.1

Sunlands Technology Group Announces Unaudited

Third Quarter 2025 Financial Results

BEIJING, November 20, 2025 -- Sunlands Technology Group (NYSE: STG) (“Sunlands” or the “Company”), a leader in China’s adult online education market and China’s adult personal interest learning market, today announced its unaudited financial results for the third quarter ended September 30, 2025.

Third Quarter 2025 Financial and Operational Snapshots

•	Net revenues were RMB523.0 million (US$73.5 million), compared to RMB491.3 million in the third quarter of 2024.

•	Gross billings (non-GAAP) were RMB349.2 million (US$49.0 million), compared to RMB360.3 million in the third quarter of 2024.

•	Gross profit was RMB462.7 million (US$65.0 million), compared to RMB409.2 million in the third quarter of 2024.

•	Net income was RMB125.4 million (US$17.6 million), compared to RMB89.3 million in the third quarter of 2024.

•	Net income margin[1] was 24.0% in the third quarter of 2025, compared to 18.2% in the third quarter of 2024.

•	New student enrollments[2] were 137,493, compared to 158,395 in the third quarter of 2024.

•	As of September 30, 2025, the Company’s deferred revenue balance was RMB695.5 million (US$97.7 million), compared to RMB916.5 million as of December 31, 2024.

1 Net income margin is defined as net income as a percentage of net revenues.

2 New student enrollments for a given period refer to the total number of orders placed by students that newly enroll in at least one course during that period, including those students that enroll and then terminate their enrollment with us, excluding orders of our low-price courses, such as “mini courses” and “RMB1 courses”, which we offer in the form of recorded videos or short live streaming, to strengthen our competitiveness and improve customer experience.

“We're pleased to see that the Company has now entered a phase of steady and healthy growth. Our performance in this quarter once again underscores the resilience of our business model and the effective execution of our strategic roadmap. We delivered net revenues of RMB523.0 million, coupled with a pronounced acceleration in profitability, as net income surged 40.5% year-over-year to RMB125.4 million. These achivements further validated the durability and scalability of our operations. Our strategic pivot towards high-margin, demand-driven course categories continues to yield tangible financial benefits.

Our focus extends beyond short-term financial performance to the accumulation of intrinsic capabilities. Through refined management and structural cost control, we have established strong operating leverage while maintaining consistent investment in innovation and teaching quality. We believe that healthy cash flow, organizational agility, and a learner-centered product mindset will remain the core pillars of Sunlands’ competitiveness in this new stage,” said Mr. Tongbo Liu, Chief Executive Officer of Sunlands.

Mr. Hangyu Li, Finance Director of Sunlands, commented, “The third quarter results underscore the Company’s focus on profitable growth and operational excellence. Net revenues rose 6.5% year-over-year to RMB523.0 million, driven by strong interest-based course performance. Gross profit climbed 13.1% year-over-year to RMB462.7 million, with operating expenses down 5.5%, driving net income to RMB125.4 million. The balance sheet is robust, with ample cash and positive cash flows from operating actives, reflecting a healthy core business. The gross billings per new student enrollment for interest, professional skills and professional certification preparation courses grew 11.7% year-over-year in the quarter, reflecting steady user acquisition momentum despite a more selective marketing approach. Leveraging silver economy tailwinds and tech innovation, the company will continue creating value for users and shareholders.”

Financial Results for the Third Quarter of 2025

Net Revenues

In the third quarter of 2025, net revenues increased by 6.5% to RMB523.0 million (US$73.5 million) from RMB491.3 million in the third quarter of 2024. The increase was primarily driven by shorter average service periods, leading to an increase in revenue recognized during 2025.

Cost of Revenues

Cost of revenues decreased by 26.5% to RMB60.3 million (US$8.5 million) in the third quarter of 2025 from RMB82.1 million in the third quarter of 2024. The decrease was mainly due to declined cost of revenues from sales of goods such as learning materials and books.

Gross Profit

Gross profit increased by 13.1% to RMB462.7 million (US$65.0 million) in the third quarter of 2025 from RMB409.2 million in the third quarter of 2024.

Operating Expenses

In the third quarter of 2025, operating expenses were RMB324.4 million (US$45.6 million), representing a 5.5% decrease from RMB343.4 million in the third quarter of 2024.

Sales and marketing expenses decreased by 7.7% to RMB279.7 million (US$39.3 million) in the third quarter of 2025 from RMB303.0 million in the third quarter of 2024.

General and administrative expenses increased by 4.3% to RMB36.0 million (US$5.1 million) in the third quarter of 2025 from RMB34.5 million in the third quarter of 2024.

Product development expenses increased by 48.2% to RMB8.7 million (US$1.2 million) in the third quarter of 2025 from RMB5.8 million in the third quarter of 2024. The increase was mainly due to increased compensation expenses related to headcount expansion of the Company’s product development personnel.

Net Income

Net income for the third quarter of 2025 was RMB125.4 million (US$17.6 million), as compared to RMB89.3 million in the third quarter of 2024.

Basic and Diluted Net Income Per Share

Basic and diluted net income per share was RMB18.64 (US$2.62) in the third quarter of 2025.

Cash, Cash Equivalents, Restricted Cash and Short-term Investments

As of September 30, 2025, the Company had RMB601.0 million (US$84.4 million) of cash, cash equivalents and restricted cash and RMB176.5 million (US$24.8 million) of short-term investments, as compared to RMB507.2 million of cash and cash equivalents and RMB276.0 million of short-term investments as of December 31, 2024.

Deferred Revenue

As of September 30, 2025, the Company had a deferred revenue balance of RMB695.5 million (US$97.7 million), as compared to RMB916.5 million as of December 31, 2024.

Share Repurchase

On December 6, 2021, the Company’s board of directors authorized a share repurchase program, under which the Company may repurchase up to US$15.0 million of Class A ordinary shares in the form of ADSs over the next 24 months. On December 1, 2023, the Company’s board of directors authorized to extend its share repurchase program over the next twenty-four months. As of November 18, 2025, the Company had repurchased an aggregate of 797,615 ADSs for approximately US$4.7 million under the share repurchase program.

Financial Results for the First Nine Months of 2025

Net Revenues

In the first nine months of 2025, net revenues increased by 2.9% to RMB1,549.7 million (US$217.7 million) from RMB1,506.7 million in the first nine months of 2024. The increase was primarily driven by a 1.6% growth in gross billings from interest courses.

Cost of Revenues

Cost of revenues decreased by 14.2% to RMB202.3 million (US$28.4 million) in the first nine months of 2025 from RMB235.9 million in the first nine months of 2024. The decrease was mainly due to declined cost of revenues from sales of goods such as learning materials and books, and declined compensation expenses related to headcount reduction of the Company’s teachers and mentors.

Gross Profit

Gross profit increased by 6.0% to RMB1,347.4 million (US$189.3 million) from RMB1,270.8 million in the first nine months of 2024.

Operating Expenses

In the first nine months of 2025, operating expenses were RMB1,008.1 million (US$141.6 million), representing a 1.5% decrease from RMB1,023.4 million in the first nine months of 2024.

Sales and marketing expenses decreased by 2.1% to RMB882.7 million (US$124.0 million) in the first nine months of 2025 from RMB902.1 million in the first nine months of 2024.

General and administrative expenses increased by 2.7% to RMB103.6 million (US$14.5 million) in the first nine months of 2025 from RMB100.9 million in the first nine months of 2024.

Product development expenses increased by 6.5% to RMB21.9 million (US$3.1 million) in the first nine months of 2025 from RMB20.5 million in the first nine months of 2024. The increase was mainly due to increased compensation expenses related to headcount expansion of the Company’s product development personnel.

Net Income

Net income for the first nine months of 2025 was RMB327.3 million (US$46.0 million), compared with RMB284.3 million in the first nine months of 2024.

Basic and Diluted Net Income Per Share

Basic and diluted net income per share was RMB48.50 (US$6.81) in the first nine months of 2025, compared with RMB41.52 in the first nine months of 2024.

Outlook

For the fourth quarter of 2025, Sunlands currently expects net revenues to be between RMB440 million to RMB460 million, which would represent a decrease of 4.9% to 9.0% year-over-year. The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to substantial uncertainty.

Exchange Rate

The Company’s business is primarily conducted in China and all revenues are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB7.1190 to US$1.00, the effective noon buying rate for September 30, 2025 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on September 30, 2025, or at any other rate.

Conference Call and Webcast

Sunlands’ management team will host a conference call at 7:00 AM U.S. Eastern Time, (8:00 PM Beijing/Hong Kong time) on November 20, 2025, following the quarterly results announcement.

For participants who wish to join the call, please access the link provided below to complete online registration 15 minutes prior to the scheduled call start time. Upon registration, participants will receive details for the conference call, including dial-in numbers, a personal PIN and an e-mail with detailed instructions to join the conference call.

Registration Link:

https://register-conf.media-server.com/register/BI8300e40c73ed4950972d9e8dd3b708b8

Additionally, a live webcast and archive of the conference call will be available on the Investor Relations section of Sunlands’ website at https://ir.sunlands.com/.

About Sunlands

Sunlands Technology Group (NYSE: STG) (“Sunlands” or the “Company”), formerly known as Sunlands Online Education Group, is a leader in China’s adult online education market and China’s adult personal interest learning market. With a one to many live streaming platform, Sunlands offers various degree- or diploma-oriented post-secondary courses as well as professional certification preparation, professional skills and interest courses. Students can access the Company’s services either through PC or mobile applications. The Company’s online platform cultivates a personalized, interactive learning environment by featuring a virtual learning community and a vast library of educational content offerings that adapt to the learning habits of its students. Sunlands offers a unique approach to education research and development that organizes subject content into Learning Outcome Trees, the Company’s proprietary knowledge management system. Sunlands has a deep understanding of the educational needs of its prospective students and offers solutions that help them achieve their goals.

About Non-GAAP Financial Measures

We use gross billings, EBITDA, non-GAAP operating cost and expenses, non-GAAP income from operations and non-GAAP net income per share, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

We define gross billings for a specific period as the total amount of cash received for the sale of course packages, net of the total amount of refunds paid in such period. Our management uses gross billings as a performance measurement because we generally bill our students for the entire course tuition at the time of sale of our course packages and recognize revenue proportionally over a period. EBITDA is defined as net income excluding depreciation and amortization, interest expense, interest income, and income tax expenses. We believe that gross billings and EBITDA provide valuable insight into the sales of our course packages and the performance of our business.

These non-GAAP financial measures should not be considered in isolation from, or as a substitute for, their most directly comparable financial measures prepared in accordance with GAAP. A reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP measure has been provided in the tables included below. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP financial measures. As gross billings, EBITDA, operating cost and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, sales and marketing expenses excluding share-based compensation expenses, product development expenses excluding share-based compensation expenses, income from operations excluding share-based compensation expenses, and basic and diluted net income per share excluding share-based compensation expenses have material limitations as an analytical metric and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider gross billings and EBITDA as a substitute for, or superior to, their respective most directly comparable financial measures prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Sunlands may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Sunlands' beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Sunlands’ goals and strategies; its expectations regarding demand for and market acceptance of its brand and services; its ability to retain and increase student enrollments; its ability to offer new courses and educational content; its ability to improve teaching quality and students’ learning results; its ability to improve sales and marketing efficiency and effectiveness; its ability to engage, train and retain new faculty members; its future business development, results of operations and financial condition; its ability to maintain and improve technology infrastructure necessary to operate its business; competition in the online education industry in China; relevant government policies and regulations relating to Sunlands’ corporate structure, business and industry; and general economic and business condition in China. Further information regarding these and other risks, uncertainties or factors is included in Sunlands’ filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Sunlands does not undertake any obligation to update such information, except as required under applicable law.

For investor and media enquiries, please contact:

Sunlands Technology Group

Investor Relations

Email: sl-ir@sunlands.com

SOURCE: Sunlands Technology Group

SUNLANDS TECHNOLOGY GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,	As of September 30,
	2024	2025
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	507,229	599,917	84,270
Restricted cash	-	1,049	147
Short-term investments	276,029	176,496	24,792
Prepaid expenses and other current assets	96,916	90,871	12,765
Deferred costs, current	4,139	25,257	3,548
Total current assets	884,313	893,590	125,522
Non-current assets
Property and equipment, net	758,215	737,154	103,547
Intangible assets, net	723	368	52
Right-of-use assets	110,154	101,170	14,211
Deferred costs, non-current	56,657	16,212	2,277
Long-term investments	260,083	332,636	46,725
Deferred tax assets	24,699	20,247	2,844
Other non-current assets	26,319	23,527	3,305
Total non-current assets	1,236,850	1,231,314	172,961
TOTAL ASSETS	2,121,163	2,124,904	298,483

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Current liabilities
Accrued expenses and other current liabilities	404,865	366,480	51,479
Deferred revenue, current	382,047	453,889	63,757
Lease liabilities, current portion	8,317	9,534	1,339
Long-term debt, current portion	6,154	-	-
Total current liabilities	801,383	829,903	116,575

SUNLANDS TECHNOLOGY GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS-continued

(Amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,	As of September 30,
	2024	2025
	RMB	RMB	US$
Non-current liabilities
Deferred revenue, non-current	534,463	241,570	33,933
Lease liabilities, non-current portion	137,040	127,435	17,901
Deferred tax liabilities	5,724	3,418	480
Other non-current liabilities	7,309	7,289	1,024
Long-term debt, non-current portion	35,386	-	-
Total non-current liabilities	719,922	379,712	53,338
TOTAL LIABILITIES	1,521,305	1,209,615	169,913

SHAREHOLDERS’ EQUITY
Class A ordinary shares (par value of US$0.00005, 796,062,195 shares authorized; 3,131,807 and 3,131,807 shares issued as of December 31, 2024
And September 30, 2025, respectively; 2,600,779 and 2,554,347 shares
outstanding as of December 31, 2024 and September 30, 2025, respectively)	1	1	-
Class B ordinary shares (par value of US$0.00005, 826,389 shares authorized; 826,389 and 826,389 shares issued and outstanding
as of December 31, 2024 and September 30, 2025, respectively)	-	-	-
Class C ordinary shares (par value of US$0.00005, 203,111,416 shares authorized; 3,332,062 and 3,332,062 shares issued and outstanding
as of December 31, 2024 and September 30, 2025, respectively)	1	1	-
Treasury stock	-	-	-
Statutory reserves	11,083	11,083	1,557
Accumulated deficit	(1,840,285)	(1,513,028)	(212,534)
Additional paid-in capital	2,294,381	2,289,063	321,543
Accumulated other comprehensive income	136,164	129,656	18,213
Total Sunlands Technology Group shareholders’ equity	601,345	916,776	128,779
Non-controlling interest	(1,487)	(1,487)	(209)
TOTAL SHAREHOLDERS’ EQUITY	599,858	915,289	128,570
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,121,163	2,124,904	298,483

SUNLANDS TECHNOLOGY GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	For the Three Months Ended September 30,
	2024	2025
	RMB	RMB	US$
Net revenues	491,264	523,049	73,472
Cost of revenues	(82,093)	(60,314)	(8,472)
Gross profit	409,171	462,735	65,000

Operating expenses
Sales and marketing expenses	(303,047)	(279,725)	(39,293)
Product development expenses	(5,849)	(8,671)	(1,218)
General and administrative expenses	(34,472)	(35,956)	(5,051)
Total operating expenses	(343,368)	(324,352)	(45,562)
Income from operations	65,803	138,383	19,438
Interest income	7,810	6,462	908
Interest expense	(1,415)	(114)	(16)
Other income, net	10,443	8,323	1,169
Loss on disposal of subsidiaries	(588)	-	-
Income before income tax benefit/(expenses)
and income/loss from equity method investments	82,053	153,054	21,499
Income tax benefit/(expenses)	6,506	(24,360)	(3,422)
Income/(loss) from equity method investments	730	(3,258)	(458)
Net income	89,289	125,436	17,619

Less: Net loss attributable to non-controlling interest	-	-	-
Net income attributable to Sunlands Technology Group	89,289	125,436	17,619
Net income per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	13.08	18.64	2.62
Weighted average shares used in calculating net income
per ordinary share:
Basic and diluted	6,828,784	6,728,503	6,728,503

SUNLANDS TECHNOLOGY GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands)

	For the Three Months Ended September 30,
	2024	2025
	RMB	RMB	US$
Net income	89,289	125,436	17,619
Other comprehensive (loss)/income, net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	(20,526)	(3,671)	(516)
Unrealized loss on available-for-sale investments, net of tax effect of nil	-	8,592	1,207
Total comprehensive income	68,763	130,357	18,310
Less: comprehensive income attributable to non-controlling interest	-	-	-
Comprehensive income attributable to Sunlands Technology Group	68,763	130,357	18,310

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands)

	For the Three Months Ended September 30,
	2024	2025
	RMB	RMB
Net revenues	491,264	523,049
Less: other revenues	(84,838)	(61,277)
Add: tax and surcharges	23,931	16,310
Add: ending deferred revenue	920,593	695,459
Add: deferred revenue in connection with disposal of subsidiaries	3,423	-
Add: ending refund liability	119,618	67,828
Less: beginning deferred revenue	(986,938)	(814,277)
Less: beginning refund liability	(126,797)	(77,942)
Gross billings (non-GAAP)	360,256	349,150

Net income	89,289	125,436
Add: income tax (benefit)/expenses	(6,506)	24,360
Add: depreciation and amortization	7,355	7,199
Add: interest expense	1,415	114
Less: interest income	(7,810)	(6,462)
EBITDA (non-GAAP)	83,743	150,647

SUNLANDS TECHNOLOGY GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	For the Nine Months Ended September 30,
	2024	2025
	RMB	RMB	US$
Net revenues	1,506,727	1,549,689	217,684
Cost of revenues	(235,883)	(202,291)	(28,416)
Gross profit	1,270,844	1,347,398	189,268

Operating expenses
Sales and marketing expenses	(902,065)	(882,696)	(123,992)
Product development expenses	(20,516)	(21,859)	(3,071)
General and administrative expenses	(100,853)	(103,565)	(14,548)
Total operating expenses	(1,023,434)	(1,008,120)	(141,611)
Income from operations	247,410	339,278	47,657
Interest income	27,675	18,603	2,613
Interest expense	(4,535)	(794)	(112)
Other income, net	19,238	22,180	3,116
Loss on disposal of subsidiaries	(838)	-	-
Income before income tax benefit/(expenses)
and loss from equity method investments	288,950	379,267	53,274
Income tax benefit/(expenses)	6,975	(47,684)	(6,698)
Loss from equity method investments	(11,649)	(4,326)	(608)
Net income	284,276	327,257	45,968

Less: Net loss attributable to non-controlling interest	-	-	-
Net income attributable to Sunlands Technology Group	284,276	327,257	45,968
Net income per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	41.52	48.50	6.81
Weighted average shares used in calculating net income
per ordinary share:
Basic and diluted	6,846,146	6,747,844	6,747,844

SUNLANDS TECHNOLOGY GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands)

	For the Nine Months Ended September 30,
	2024	2025
	RMB	RMB	US$
Net income	284,276	327,257	45,968
Other comprehensive (loss)/income, net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	(7,275)	(15,152)	(2,128)
Unrealized loss on available-for-sale investments, net of tax effect of nil	-	8,644	1,214
Total comprehensive income	277,001	320,749	45,054
Less: comprehensive income attributable to non-controlling interest	-	-	-
Comprehensive income attributable to Sunlands Technology Group	277,001	320,749	45,054

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands)

	For the Nine Months Ended September 30,
	2024	2025
	RMB	RMB
Net revenues	1,506,727	1,549,689
Less: other revenues	(205,806)	(180,763)
Add: tax and surcharges	56,040	58,361
Add: ending deferred revenue	920,593	695,459
Add: deferred revenue in connection with disposal of subsidiaries	3,423	-
Add: ending refund liability	119,618	67,828
Less: beginning deferred revenue	(1,113,923)	(916,510)
Less: beginning refund liability	(143,744)	(112,342)
Gross billings (non-GAAP)	1,142,928	1,161,722

Net income	284,276	327,257
Add: income tax (benefit)/expenses	(6,975)	47,684
Add: depreciation and amortization	22,148	21,622
Add: interest expense	4,535	794
Less: interest income	(27,675)	(18,603)
EBITDA (non-GAAP)	276,309	378,754